

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Dale W. Boyles
Chief Financial Officer
Warrior Met Coal, Inc.
16243 Highway 216
Brookwood, Alabama 35444

      Re: Warrior Met Coal, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2022
            Filed February 15, 2023
            File No. 001-38061

Dear Dale W. Boyles:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation